   ======================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  ____________


                                   FORM 11-K


(Mark One)
[X]                  Annual Report Pursuant to Section 15(d) of
               the Securities and Exchange Act of 1934 (Fee Required)
                    For the fiscal year ended December 31, 1995

                                       OR

[ ]           Transition Report Pursuant to Section 15(d) of
                 Securities Act of 1934 (No Fee Required)
              For the transition period from _____ to _____

Commission File No. 0-14746


                                 ______________


                              HEALTH IMAGES, INC.
                        PROFIT SHARING AND SAVINGS PLAN
                            (Full title of the Plan)


                             HEALTH IMAGES, INC.
     (Exact name of issuer of the securities held pursuant to the Plan)


                              8601 Dunwoody Place
                                   Bldg. 200
                            Atlanta, Georgia  30350

                    (Address of principal executive offices)


   ======================================================================

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

                     FINANCIAL STATEMENTS AND AUDIT REPORT

                               December 31, 1995

             HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

                                   CONTENTS
- -------------------------------------------------------------------------------



REPORT OF INDEPENDENT ACCOUNTANTS                                     1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
  WITH FUND INFORMATION                                             2/3

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
  WITH FUND INFORMATION                                             4/5

NOTES TO FINANCIAL STATEMENTS                                       6/9



                            SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes at Year End          11

Schedule of Investment Assets Acquired and
  Disposed of Within the Plan Year                                   12

Schedule of Reportable Transactions                                  13


                    A GEORGIA LIMITED LIABILITY PARTNERSHIP

- --------------------------------------------------------------------------------

PRIVATE COMPANIES PRACTICE SECTION           MEMBER AICPA DIVISION FOR CPA FIRMS
                             SEC PRACTICE SECTION


                       REPORT OF INDEPENDENT ACCOUNTANTS


The Plan Committee
Health Images, Inc. Profit Sharing
  and Savings Plan
Atlanta, Georgia

We have audited the statements of net assets available for benefits with fund information of the Health Images, Inc. Profit Sharing and Savings Plan (the
Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of the Plan as of December 31, 1995 and 1994, and the changes in its net assets available for benefits with fund information for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at year end, of investment assets acquired and disposed of within the Plan year, and of reportable transactions are presented for purposes of complying with The Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
June 5, 1996

           HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                            WITH FUND INFORMATION

                               DECEMBER 31, 1995
  -----------------------------------------------------------------------------






                                HEALTH IMAGES,        STABLE        EVERGREEN     EVERGREEN          EVERGREEN
                                    INC.            INVESTMENT        VALUE   SHORT-INTERMEDIATE     BALANCED
                                COMMON STOCK           FUND           FUND        BOND FUND            FUND
ASSETS
  Investments, at fair value -
    Health Images, Inc.
      Common Stock                $ 336,360        $       -        $       -      $      -          $      -
    Mutual Funds                          -          684,581          595,534       309,678           668,548
    Participant Notes
      Receivable                          -              -                  -             -                 -
                                  ---------        ---------        ---------      --------          --------
                                    336,360          684,581          595,534       309,678           668,548

  Employer's Contribution
    Receivable                            -                -                -             -                 -
                                  ---------        ---------        ---------      --------          --------

NET ASSETS AVAILABLE
  FOR BENEFITS                    $ 336,360        $ 684,581        $ 595,534      $309,678          $668,548
                                  =========        =========        =========      ========          ========




    The accompanying notes are an integral part of the financial statements.

        INVESCO
       INDUSTRIAL                       FIDELITY       TEMPLETON
        INCOME         FIDELITY        MAGELLAN         FOREIGN         PARTICIPANT
         FUND         CONTRAFUND         FUND            FUND            NOTES           OTHER              TOTAL
      $       -        $       -       $       -       $       -        $       -       $       -        $   336,360
         67,153          279,831         288,090         153,495                -               -          3,046,910

              -                -               -               -           90,655               -             90,655
      ---------        ---------       ---------       ---------        ---------       ---------        -----------
         67,153          279,831         288,090         153,495           90,655               -          3,473,925


              -                -               -               -                -         332,598            332,598
      ---------        ---------       ---------       ---------        ---------       ---------        -----------


      $  67,153        $ 279,831       $ 288,090       $ 153,495        $  90,655       $ 332,598        $ 3,806,523
      =========        =========       =========       =========        =========       =========        ===========

             HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                            WITH FUND INFORMATION

                              DECEMBER 31, 1994
  --------------------------------------------------------------------------





                              HEALTH IMAGES,        STABLE                                               FUND
                                  INC.            INVESTMENT      FUND VALUE       FUND FIXED          BALANCED
                              COMMON STOCK           FUND            FUND          INCOME FUND           FUND
ASSETS
  Investments, at fair value -
    Health Images, Inc.
      Common Stock               $ 237,000         $      -        $       -        $       -         $       -
    Mutual Funds                         -          634,999          404,994          223,840           479,334
    Participant Notes
      Receivable                         -                -                -                -                 -
                                 ---------        ---------        ---------        ---------         ---------
                                   237,000          634,999          404,994          223,840           479,334

  Employer's Contribution
    Receivable                           -                -                -                -                 -
                                 =========        =========        =========        =========         =========

NET ASSETS AVAILABLE
  FOR BENEFITS                   $ 237,000        $ 634,999        $ 404,994        $ 223,840         $ 479,334
                                 =========        =========        =========        =========         =========





    The accompanying notes are an integral part of the financial statements.

       INVESCO
      INDUSTRIAL                       FIDELITY        TEMPLETON
       INCOME           FIDELITY       MAGELLAN         FOREIGN        PARTICIPANT
        FUND           CONTRAFUND        FUND            FUND             NOTES           OTHER             TOTAL
      $       -        $       -       $       -       $       -        $       -       $       -        $   237,000
          9,280           75,177          32,908          46,753                -               -          1,907,285

              -                -               -               -           56,532               -             56,532
      ---------        ---------       ---------       ---------        ---------       ---------        -----------
          9,280           75,177          32,908          46,753           56,532               -          2,200,817

              -                -               -               -                -         136,975            136,975
      ---------        ---------       ---------       ---------        ---------       ---------        -----------

      $   9,280        $  75,177       $  32,908       $  46,753        $  56,532       $ 136,975        $ 2,337,792
      =========        =========       =========       =========        =========       =========        ===========

             HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                            WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1995
     --------------------------------------------------------------------



                                HEALTH IMAGES,      STABLE                                               FUNB
                                     INC.         INVESTMENT      FUNB VALUE      FUNB FIXED           BALANCED
                                COMMON STOCK         FUND            FUND         INCOME FUND            FUND
ADDITIONS
  Investment Income -
    Net Appreciation
     in Fair Value of
     Investments                  $ 63,799         $ 40,258        $ 127,962         $ 21,537          $ 118,282
    Interest                             -               -            10,486           14,743             17,844
                                 ---------        ---------        ---------        ---------          ---------
                                    63,799           40,258          138,448           36,280            136,126
                                 ---------        ---------        ---------        ---------          ---------

  Contributions -
    Participants'                   62,300          142,385          111,129           75,540            142,803
    Employer's                      13,756           24,808           22,505           15,868             30,901
                                 ---------        ---------        ---------        ---------          ---------
                                    76,056          167,193          133,634           91,408            173,704
                                 ---------        ---------        ---------        ---------          ---------

     Total Additions               139,855          207,451          272,082          127,688            309,830
                                 ---------        ---------        ---------        ---------          ---------

DEDUCTIONS
  Benefits Paid to
    Participants                    13,058          124,040           17,164           30,249             67,473
  Administrative Expenses              130              281              217              101               301
                                 ---------        ---------        ---------        ---------          ---------

     Total Deductions               13,188          124,321           17,381           30,350             67,774
                                 ---------        ---------        ---------        ---------          ---------

NET INCREASE BEFORE
  INTERFUND TRANSFERS               126,667          83,130           254,701          97,338            242,056

INTERFUND TRANSFERS                (27,307)         (33,548)         (64,161)         (11,500)           (52,842)
                                 ---------        ---------        ---------        ---------          ---------

NET INCREASE                        99,360           49,582          190,540           85,838            189,214

NET ASSETS AVAILABLE
  FOR BENEFITS -
  BEGINNING OF YEAR                237,000          634,999          404,994          223,840            479,334
                                 ---------        ---------        ---------        ---------          ---------
  END OF YEAR                    $ 336,360        $ 684,581        $ 595,534        $ 309,678          $ 668,548
                                 =========        =========        =========        =========          =========




    The accompanying notes are an integral part of the financial statements.

       INVESCO
      INDUSTRIAL                        FIDELITY       TEMPLETON
       INCOME           FIDELITY        MAGELLAN        FOREIGN        PARTICIPANT
        FUND           CONTRAFUND         FUND           FUND             NOTES           OTHER              TOTAL



      $   9,272        $  50,749       $  30,246       $  10,739        $     -         $     -          $   472,844
            -                -               -               -                -               -               43,073
        -------          -------         -------         -------          -------         -------          ---------
          9,272           50,749          30,246          10,739              -               -              515,917
        -------          -------         -------         -------          -------         -------          ---------


         40,418          103,939         139,505          77,678              -               -              895,697
          3,721           10,644           5,720           7,028              -           195,623            330,574
        -------          -------         -------         -------          -------         -------          ---------
         44,139          114,583         145,225          84,706              -           195,623          1,226,271
        -------          -------         -------         -------          -------         -------          ---------

         53,411          165,332         175,471          95,445              -           195,623          1,742,188
        -------          -------         -------         -------          -------         -------          ---------



          1,408            6,660           6,881           5,349              -               -              272,282
             10               62              27              46              -               -                1,175
        -------          -------         -------         -------          -------         -------          ---------

          1,418            6,722           6,908           5,395              -               -              273,457
        -------          -------         -------         -------          -------         -------          ---------


         51,993          158,610         168,563          90,050              -           195,623          1,468,731

          5,880           46,044          86,619          16,692           34,123             -                -
        -------          -------         -------         -------          -------         -------          ---------

         57,873          204,654         255,182         106,742           34,123         195,623          1,468,731



          9,280           75,177          32,908          46,753           56,532         136,975          2,337,792
      ---------        ---------       ---------       ---------        ---------       ---------        -----------
      $  67,153        $ 279,831       $ 288,090       $ 153,495        $  90,655       $ 332,598        $ 3,806,523
      =========        =========       =========       =========        =========       =========        ===========

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                             WITH FUND INFORMATION

                          YEAR ENDED DECEMBER 31, 1994
- --------------------------------------------------------------------------------

                                HEALTH IMAGES,      STABLE         EVERGREEN       EVERGREEN           EVERGREEN
                                    INC.          INVESTMENT         VALUE     SHORT-INTERMEDIATE      BALANCED
                                COMMON STOCK         FUND            FUND          BOND FUND             FUND
ADDITIONS
  Investment Income -
    Net Appreciation
     (Depreciation) in Fair
     Value of Investments        $   53,701       $   27,315       $   8,256        $   (5,629)        $ (11,510)
    Interest                            424            1,019             614               362               926
                                 ----------       ----------       ---------        ----------         ---------
                                     54,125           28,334           8,870            (5,267)          (10,584)
                                 ----------       ----------       ---------        ----------         ---------

  Contributions -
    Participants'                    68,519           96,660         130,398            87,279           174,489
    Employer's                       15,604           28,644          25,636            19,346            35,829
                                 ----------       ----------       ---------        ----------         ---------
                                     84,123          125,304         156,034           106,625           210,318
                                 ----------       ----------       ---------        ----------         ---------

     Total Additions                138,248          153,638         164,904           101,358           199,734
                                 ----------       ----------       ---------        ----------         ---------

DEDUCTIONS
  Benefits Paid to
    Participants                     10,246           81,994          15,111            16,271            22,347
  Administrative Expenses                88              259             133                90               233
                                 ----------       ----------       ---------        ----------         ---------

     Total Deductions                10,334           82,253          15,244            16,361            22,580
                                 ----------       ----------       ---------        ----------         ---------

NET INCREASE BEFORE
  INTERFUND TRANSFERS               127,914           71,385         149,660            84,997           177,154

INTERFUND TRANSFERS                 (51,793)          31,060         (42,653)          (37,173)          (47,721)
                                 ----------       ----------       ---------        ----------         ---------

NET INCREASE                         76,121          102,445         107,007            47,824           129,433

NET ASSETS AVAILABLE
  FOR BENEFITS -
  BEGINNING OF YEAR                 160,879          532,554         297,987           176,016           349,901
                                 ----------       ----------       ---------        ----------         ---------
  END OF YEAR                    $  237,000       $  634,999       $ 404,994        $  223,840         $ 479,334
                                 ==========       ==========       =========        ==========         =========



    The accompanying notes are an integral part of the financial statements.

- --------------------------------------------------------------------------------

         INVESCO
        INDUSTRIAL                      FIDELITY        TEMPLETON
          INCOME        FIDELITY        MAGELLAN         FOREIGN       PARTICIPANT
           FUND        CONTRAFUND        FUND             FUND            NOTES             OTHER            TOTAL

        $   (80)        $   (739)       $   (281)       $ (1,548)        $    -         $     -          $    69,485
              9               63              34               9              -               -                3,460
        -------         --------        --------        --------         --------       ---------        -----------
            (71)            (676)           (247)         (1,539)             -               -               72,945
        -------         --------        --------        --------         --------       ---------        -----------


          3,655           14,476           6,711          13,047              -               -              595,234
            -                -               -               -                -            11,916            136,975
        -------         --------        --------        --------         --------       ---------        -----------
          3,655           14,476           6,711          13,047              -            11,916            732,209
        -------         --------        --------        --------         --------       ---------        -----------

          3,584           13,800           6,464          11,508              -            11,916            805,154
        -------         --------        --------        --------         --------       ---------        -----------



            -                -               -               -                -               -              145,969
            -                  9             -               -                -               -                  812
        -------         --------        --------        --------         --------       ---------        -----------

            -                  9             -               -                -               -              146,781
        -------         --------        --------        --------         --------       ---------        -----------


          3,584           13,791           6,464          11,508              -            11,916            658,373

          5,696           61,386          26,444          35,245           19,546             (37)             -
        -------         --------        --------        --------         --------       ---------        -----------

          9,280           75,177          32,908          46,753           19,546          11,879            658,373



            -                -               -               -             36,986         125,096          1,679,419
        -------         --------        --------        --------         --------       ---------        -----------
        $ 9,280         $ 75,177        $ 32,908        $ 46,753         $ 56,532       $ 136,975        $ 2,337,792
        =======         ========        ========        ========         ========       =========        ===========

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------


PLAN DESCRIPTION

The following description of the Health Images, Inc. Profit Sharing and Savings Plan provides for only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution profit sharing plan with a cash or deferred arrangement covering substantially all employees of Health Images, Inc. (the sponsor) meeting minimum service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the profit sharing feature of the Plan, the sponsor may make annual contributions at the discretion of the Board of Directors. The Plan also allows contributions by participating employees of an amount equal to not less than 1% and not greater than 15% of their compensation. The sponsor also matches the employees' contributions at various levels depending on the employees' contribution percentage. The employees direct their contribution and related matching to several investment options.

Each participant has a fully vested, nonforfeitable right to all amounts credited to his account under the elective salary reduction portion of the Plan. Each participant's right in company contributions vests ratably over a five year period. Forfeitures are applied to reduce the sponsor's matching or profit sharing contribution.

Upon service or disability retirement, death or termination, the participant or beneficiary will receive a lump-sum amount equal to the value of the fund allocated to his account.

Plan investment options are:

     EVERGREEN BALANCED FUND - Invests in common stocks, U.S. Government and Agency obligations, corporate bonds, money market instruments and financial futures.

     EVERGREEN VALUE FUND - Invests in common stock of companies having sound financial quality potential for above average capital appreciation. Money market instruments and financial futures contracts are also utilized.

     STABLE INVESTMENT FUND - Invests in guaranteed investment contracts
     (GICs), U.S. Government and Agency obligations, financial futures, floating rate corporate bonds and money market instruments.

     EVERGREEN SHORT-INTERMEDIATE BOND FUND - Invests in U.S. Government and Agency obligations and corporate bonds with maturities generally of seven years or less and money market instruments.

     INVESCO INDUSTRIAL INCOME FUND - Invests in common stocks, preferred stocks and bonds of industrial companies.

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------


PLAN DESCRIPTION - continued

     FIDELITY CONTRAFUND - Diverse fund investing in common and preferred stocks, bonds and other instruments.

     FIDELITY MAGELLAN FUND - Diverse growth-oriented fund investing in a wide array of stocks, bonds and other instruments.

     TEMPLETON FOREIGN FUND - Invests in common stocks traded on foreign exchanges.

     HEALTH IMAGES, INC. - Health Images common stock.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS - Benefits are recorded when paid.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Committee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------


TAX STATUS

The Plan Committee for the sponsor believes the Plan meets the requirements for tax qualification described in Section 401(a) of the Internal Revenue Code of 1986 (the Code). Accordingly, the Plan's related trust is exempt from tax under Section 501(a) of the Code. A favorable determination letter has been received from the Internal Revenue Service on the tax qualification of the Plan as amended on June 5, 1992. Continued qualification of the Plan will depend upon its operation in accordance with applicable requirements of the Code.


INVESTMENTS

Under the terms of an agreement between First Union National Bank of North Carolina and the Plan, the assets of the Plan are managed by the bank as a nondiscretionary trustee, giving the bank authority to purchase and sell investment assets within the framework of the trust instrument.

The following table presents the fair value of investments as of December 31, 1995 and 1994.


                                                  1995                                    1994
                                                NUMBER OF                               NUMBER OF
                                              SHARES/UNITS       FAIR VALUE            SHARES/UNITS       FAIR VALUE

COMMON STOCKS
  Health Images, Inc.                            46,850          $  336,360              40,591           $  237,000
                                                                 ----------                               ----------
MUTUAL FUNDS
  Stable Investment Fund                         47,584             684,581              46,829              634,999
  Evergreen Value Fund                           27,713             595,534              24,383              404,994
  Evergreen Short-Intermediate
    Bond Fund                                    30,117             309,678              23,513              223,840
  Evergreen Balanced Fund                        48,728             668,548              42,913              479,334
  Invesco Industrial Income Fund                  4,732              67,153                 831                9,280
  Fidelity Contrafund                             6,829             279,831               2,484               75,177
  Fidelity Magellan Fund                          3,048             288,090                 474               32,908
  Templeton Foreign Fund                         14,642             153,495               4,946               46,753
                                                                 ----------                               ----------
                                                                  3,046,910                                1,907,285
                                                                 ----------                               ----------

PARTICIPANT NOTES RECEIVABLE                                         90,655                                   56,532
                                                                 ----------                               ----------
                                                                 $3,473,925                               $2,200,817
                                                                 ==========                               ==========

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------


PLAN TERMINATION

Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


ADMINISTRATIVE EXPENSES

The Plan sponsor paid $15,741 of administrative expenses incurred by the Plan for 1995 and $17,928 for 1994.

                            SUPPLEMENTAL  SCHEDULES

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

          SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END

                             Item 27a of Form 5500

                               December 31, 1995

EMPLOYER IDENTIFICATION NUMBER: 58-1485618                      PLAN NUMBER: 001
- --------------------------------------------------------------------------------


                                                                                       CURRENT
    IDENTITY OF ISSUE                      DESCRIPTION OF INVESTMENT                     COST                 VALUE

Health Images, Inc.                        Common Stock                             $   305,471          $   336,360
First Union National Bank                  Stable Investment Fund                       616,460              684,581
First Union National Bank                  Evergreen Value Fund                         498,505              595,534
First Union National Bank                  Evergreen Short-Intermediate
                                             Bond Fund                                  306,411              309,678
First Union National Bank                  Evergreen Balanced Fund                      582,665              668,548
Invesco                                    Industrial Income Fund                        59,493               67,153
Fidelity Investments, Inc.                 Contrafund                                   237,603              279,831
Fidelity Investments, Inc.                 Magellan Fund                                263,147              288,090
Templeton                                  Foreign Fund                                 145,096              153,495
Participant Notes                          7% - 10% Notes Receivable
                                             from Participants                            -                   90,655
                                                                                      ---------            ---------
                                                                                    $ 3,014,851          $ 3,473,925
                                                                                      =========            =========

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

                         SCHEDULE OF INVESTMENT ASSETS

                 ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

                             Item 27a of Form 5500

                          Year Ended December 31, 1995

EMPLOYER IDENTIFICATION NUMBER: 58-1485618                     PLAN NUMBER: 001
- --------------------------------------------------------------------------------




                                                                                        COST OF           PROCEEDS OF
       IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                    ACQUISITIONS         DISPOSITIONS

Health Images, Inc.                     Common Stock                                  $ 110,109            $  74,009
First Union National Bank               Stable Investment Fund                        $ 241,684            $ 231,379
First Union National Bank               Evergreen Value Fund                          $ 178,100            $ 114,050
First Union National Bank               Evergreen Balanced Fund                       $ 233,035            $ 160,736
First Union National Bank               Evergreen Short-Intermediate
                                          Bond Fund                                   $ 129,112            $  64,247
Invesco                                 Industrial Income Fund                        $  63,454            $  14,637
Fidelity Investments, Inc.              Contrafund                                    $ 198,582            $  44,112
Fidelity Investments, Inc.              Magellan Fund                                 $ 253,185            $  27,864
Templeton                               Foreign Fund                                  $ 113,507            $  17,086
Participant Notes                       7% - 10% Notes Receivable
                                          from Participants                           $     -              $     -

              HEALTH IMAGES, INC. PROFIT SHARING AND SAVINGS PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                             Item 27d of Form 5500

                          Year Ended December 31, 1995

EMPLOYER IDENTIFICATION NUMBER: 58-1485618                    PLAN NUMBER: 001
- -------------------------------------------------------------------------------

                                                                                                              OF ASSET
     IDENTITY OF                  DESCRIPTION                PURCHASE         SELLING           COST       ON TRANSACTION   NET GAIN
   PARTY INVOLVED                  OF ASSET                    PRICE           PRICE          OF ASSET          DATE         (LOSS)


Fidelity Investments, Inc.    Fidelity Contrafund           $ 198,582                         $ 198,582      $ 198,582
Fidelity Investments, Inc.    Fidelity Contrafund                            $  44,112        $  36,887                     $  7,225
Fidelity Investments, Inc.    Fidelity Magellan             $ 253,185                         $ 253,185      $ 253,185
Fidelity Investments, Inc.    Fidelity Magellan                              $  17,086        $  16,706                     $    380
First Union National Bank     Evergreen Value Fund          $ 178,100                         $ 178,100      $ 178,100
First Union National Bank     Evergreen Value Fund                           $ 114,050        $ 105,296                     $  8,754
First Union National Bank     Stable Investment Fund        $ 241,684                         $ 241,684      $ 241,684
First Union National Bank     Stable Investment Fund                         $ 231,379        $ 217,843                     $ 13,536
First Union National Bank     Evergreen Balanced Fund       $ 233,036                         $ 233,036      $ 233,036
First Union National Bank     Evergreen Balanced Fund                        $ 160,736        $ 154,592                     $  6,144
First Union National Bank     Evergreen Short-Intermediate
                                Bond Fund                   $ 129,112                         $ 129,112      $ 129,112
